Exhibit 99.1
TSX: AUQ / NYSE: AUQ

2013 REPORT OF VOTING RESULTS

May 13, 2013

To:	Alberta Securities Commission
Autorité des marchés financiers
British Columbia Securities Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Northwest Territories, Superintendent of Securities
Nova Scotia Securities Commission
Nunavut, Superintendent of Securities
Ontario Securities Commission
Prince Edward Island, Securities Office
Saskatchewan Financial Services Commission
Newfoundland and Labrador Securities Commission
Toronto Stock Exchange
Yukon, Superintendent of Securities

The following matters were voted upon at the Annual and Special Meeting of Shareholders of AuRico Gold Inc. (the “Company”) held on May 13, 2013 in Toronto, Ontario. Each matter voted on is described in greater detail in the Company’s Management Proxy Circular dated April 10, 2013 (the “Proxy Circular”):

1.

Election of Directors: By a vote by way of show of hands, each of the following nine director nominees proposed by management of the Company was elected at the Meeting to hold office for the ensuing year or until his successor is elected or appointed. Shareholders present in person or represented by proxy at the Meeting voted as follows:

Nominee	Votes For		Votes Withheld
	Number	Percent	Number	Percent
Colin K. Benner	125,975,026	80.41%	30,684,439	19.59%
Luis M. Chavez	152,982,298	96.79%	5,069,301	3.21%
Richard M. Colterjohn	152,637,117	97.45%	4,000,039	2.55%
Mark J. Daniel	141,383,211	90.26%	15,253,945	9.74%
Patrick D. Downey	152,499,773	97.36%	4,137,383	2.64%
Alan R. Edwards	139,163,605	88.05%	18,887,994	11.95%
Scott G. Perry	154,199,258	97.56%	3,852,341	2.44%
Ronald E. Smith	143,091,587	90.53%	14,960,012	9.47%
Joseph G. Spiteri	154,084,285	97.49%	3,967,314	2.51%

2.

Appointment of Auditors: By a vote by way of show of hands, KPMG LLP, Chartered Accountants, was appointed auditors of the Company to hold office until the close of the next annual meeting of the shareholders or until their successors are appointed, and the directors of the Company were authorized to fix the remuneration of the auditors. Shareholders present in person or represented by proxy at the Meeting voted as follows:

Votes For		Votes Withheld
Number	Percent	Number	Percent
180,291,516	95.52%	8,455,836	4.48%

3.

Approval and Ratification of Amended and Restated Shareholder Rights Plan: By a vote by way of show of hands, the ordinary resolution to approve and ratify the amended and restated shareholder rights plan of the Company, the text of which resolution is set forth in the Company’s Proxy Circular was approved. Shareholders present in person or represented by proxy at the Meeting voted as follows:

Votes For		Votes Against
Number	Percent	Number	Percent
152,508,219	96.49%	5,543,380	3.51%

4.

Approval of Long-Term Incentive Plan: By a vote by way of show of hands, the ordinary resolution to approve the omnibus long-term incentive plan of the Company, the text of which resolution is set forth in the Proxy Circular was approved. Shareholders present in person or represented by proxy at the Meeting voted as follows:

Votes For		Votes Against
Number	Percent	Number	Percent
140,110,954	88.65%	17,940,645	11.35%

5.

Say on Pay: By a vote by way of show of hands, the non- binding advisory resolution accepting the Company’s approach to executive compensation as described in the Proxy Circular, the text of which resolution is set forth in the Proxy Circular was approved. Shareholders present in person or represented by proxy at the Meeting voted as follows:

Votes For		Votes Against
Number	Percent	Number	Percent
132,756,926	84.00%	25,294,673	16.00%

AURICO GOLD INC.

/s/ Trent C. A. Mell
Trent C. A. Mell
Executive Vice President, Corporate Affairs